   As filed with the Securities and Exchange Commission on November 1, 1999.

                                                    Registration No. 333-86033

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 PRE-EFFECTIVE

                                AMENDMENT NO. 1
                                      TO
                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                            SECURITIES ACT OF 1933

                        FIRSTLINK COMMUNICATIONS, INC.
                        ------------------------------
            (Exact name of Registrant as specified on its Charter)

  Oregon                             7385                         93-1197477
------------                      ----------                  ----------------
State or other juris-          Primary Standard               I.R.S. Employer
diction of incorpor-       Industrial Classification           Identification
ation or organization             Code Number                       Number

                            190 SW Harrison Street
                            Portland, Oregon 97201
                                (503) 306-4444
                   -----------------------------------------
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                                A. Roger Pease
                        FirstLink Communications, Inc.
                            190 SW Harrison Street
                             Portland Oregon 97201
                                (503) 306-4444
                   -----------------------------------------
           (Name, address, including zip code, and telephone number
                       of agent for service of process)

                                  Copies to:
                            David H. Drennen, Esq.
                             Neuman & Drennen, LLC
                            5445 DTC Parkway, PH-4
                           Englewood, Colorado 80111
                                (303) 221-4700
                              Fax: (303) 488-3454

         Approximate date of commencement of proposed sale to public:
            As soon as practicable after the effective date of the
                            Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  [    ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  [    ]

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.  [    ]

                        CALCULATION OF REGISTRATION FEE

                                        Proposed    Proposed
                                        Maximum     Maximum
Title of Each Class      Amount         Offering    Aggregate    Amount of
of Securities to be      to be          Price per   Offering     Registra-
Registered               Registered     Share       Price        tion fee
-------------------      ----------     ---------   ---------    ---------


Common Stock (1)         502,917        $4.11(2)    $2,066,989     (3)

Common Stock (4)          10,000        $4.11(2)    $   41,100     (3)

Common Stock Purchase
 Warrants (5)            213,889        $1.13(6)    $  241,695   $67.00

TOTAL:                                              $2,349,784   $67.00

-----------------

(1) Common stock issuable by the Registrant upon conversion of Registrant's issued and outstanding warrants and options. Pursuant to Rule 416, there are also being registered such additional shares and warrants as may become issuable pursuant to anti-dilution provisions upon the exercise of the Warrants.

(2) Calculation based on the average of the high and low prices of the Registrant's common stock on Nasdaq on October 28, 1999. This calculation is made in accordance with Rule 457(c).

(3)  Previously paid

(4)  Issued to employees of the Company in 1999.

(5)  Common Stock Purchase Warrants issued by the Company in 1998.

(6) Calculation based on the average of the high and low prices of the Registrant's common stock purchase warrants on Nasdaq on October 28, 1999. This calculation is made in accordance with Rule 457(c).

Pursuant to Rule 416, there are also being registered such additional shares and warrants as may become issuable pursuant to anti-dilution provisions of the options and warrants.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                        FIRSTLINK COMMUNICATIONS, INC.


1.   Forepart of the Registration            Forepart of Registration
     Statement and outside front cover of    Statement and outside front
     prospectus                              cover page of prospectus

2.   Inside front and outside back cover     Inside front and outside back
     pages of prospectus                     back cover pages of prospectus

3.   Summary Information, Risk Factors       Summary of Offering; Risk
     and Ratio of Earnings to Fixed Charges  Factors

4.   Use of Proceeds                         Use of Proceeds

5.   Determination of Offering Price         Not applicable

6.   Dilution                                Not applicable

7.   Selling Security Holders                Selling Shareholders

8.   Plan of Distribution                    Plan of Distribution

9.   Description of Securities to be         Description of Securities
     Registered

10.  Interest of Named Experts and Counsel   Legal Matters

11.  Material Changes                        Not applicable

12.  Incorporation by Reference              Where You can Find More
                                             Information

13.  Disclosure of SEC's Position on         Indemnification of Officers
     Indemnification for Securities          and Directors
     Act Liabilities

                        FIRSTLINK COMMUNICATIONS, INC.

     This is a public offering of 213,889 warrants to purchase shares of our common stock, and 512,917 shares of our common stock. We will not receive any of the proceeds from the offer and sale of the shares. However, all of the shares to be sold are issuable upon the exercise of issued and outstanding warrants or options by selling shareholders. If these warrants or options are exercised in full, we will receive proceeds of $1,314,930.

     The Nasdaq Small Cap Market lists our shares and the warrants offered through this prospectus under the symbols "FLCI" and "FLCIW", respectively.

     Investing in the shares involves risks. You should not purchase the warrants or the shares unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 3 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

     The information in this prospectus is not complete.  It might change.
The selling shareholders are not allowed to sell the shares offered by this prospectus until the registration statement that we have filed with the SEC becomes effective. This prospectus is not an offer to sell the securities-and does not solicit offers to buy-in any state where the offer or sale is not permitted.








                 This prospectus is dated October ____, 1999.

                              PROSPECTUS SUMMARY

General Information About Us and Our Business

     FirstLink Communications, Inc., an Oregon corporation, was founded in 1996. Our executive offices are at 190 SW Harrison, Portland, Oregon 97201, telephone (503) 306-4444. We use the calendar year for our fiscal year.

     We provide cable television and local and long distance telephone services to residents in multi-family dwelling units (MDUs), primarily apartment and condominium complexes. We offer a variety of services to tenants including:

     *    Cable television
     *    Local telephone
     *    Long distance telephone
     *    Enhanced telephone calling features
     *    High speed internet access
     *    Telephone calling cards

     We offer these services under our service mark to tenants of MDUs with which we have exclusive contracts. We have long-term contracts with 14 residential developments in the Portland, Oregon area, all of which are on line. We plan to increase the number of apartment and condominiums in Portland we provide our services to, and to expand to other cities as well.

     We lease telephone transmission facilities from third parties. We also acquire bulk cable television signal from Tele-Communication, Inc. However, since November 1998, it has become difficult for us to obtain contracts from TCI for bulk cable service to new properties, which has prevented us from expanding to new properties. We believe that our merger with USOL Holdings, Inc., which is referred to below, will enable us to provide such services on our own through Satellite Master Antenna Television System ("SMATV") headends which receive programming signal from satellites and retransmits it throughout the property.

     On July 21, 1999, we signed a definitive agreement with USOL Holdings, Inc., pursuant to which USOL will merge into us.

The Offering

     All of the shares offered hereby will be received by the selling shareholders when they exercise warrants and options they previously purchased from us. Persons who may sell shares, referred to as selling shareholders, must deliver a copy of this prospectus to persons who buy them. The shares will probably be sold at the prevailing market prices, through broker-dealers, although they are not required to do so. The selling shareholders will retain all of the proceeds of their sales, except for commissions they may pay broker-dealers. We will not receive any money when they sell. However, we will receive the proceeds from the exercise of the warrants or options. We are paying the costs of registering the warrants and shares.

     Our common stock is listed on the Nasdaq Small Cap Market, under the symbol "FLCI." Certain of our warrants, including the warrants offered hereby and warrants into which some of the shares offered hereby are exercisable, are also listed on the Nasdaq Small Cap Market, under the symbol "FLCIW." The market prices of the common stock and the warrants have fluctuated significantly since they were first traded. The last price that the shares were sold for on October 28, 1999, was $4.09; and the last price that the warrants were sold for on October 28, 1999, was $1.13.

                                 RISK FACTORS

Our Initial Business Plan Was Unsuccessful -- Our New Plan Depends on Our Ability to Consummate Our Merger with Usol and to Operate Our New Business Successfully

     Our business plan required us to enter contracts with TCI or other cable providers to provide cable TV service to MDUs. In November 1998, TCI informed us that, as a result of its purchase by AT&T, it may no longer enter into such agreements with us. We subsequently negotiated the merger agreement with USOL, which will allow us to provide cable services to MDUs via fixed SMATV systems, thereby bypassing local cable systems. The merger might not be completed for various reasons, including that our stockholders do not approve it. If the merger is not completed, we will have to consider other alternatives which might involve the acquisition or merger with companies that operate in industries other than the telecommunications industry. You would have to rely on our management to formulate a new business plan or locate and negotiate an agreement with another company.

We May Not Be Able to Integrate Our Recently Acquired Businesses in a Manner That Is Beneficial to Us, or That Results in Additional Profits

     We believe that our ultimate success and profitability depends on our ability to expand and strengthen our market position via acquisition. We will actively seek acquisition opportunities that complement our existing business. We cannot assure you that the integration of our operations with those of USOL will be completed in a manner that is efficient, effective and timely enough to achieve the anticipated benefits of the acquisitions, or that the acquisitions will result in additional operating cash flow. If we identify additional appropriate acquisition candidates, we cannot assure you that we will be able to successfully negotiate, finance or integrate the acquired businesses. Integrating the companies will require the timely, efficient and effective combination of management, sales and marketing development teams that prior to the acquisitions operated in different geographic locations, under varying management philosophies. Integration of the companies also will require the combination of differing operating approaches. Additionally, the time-consuming task of integrating the companies may distract our attention from our day-to-day business operations.

We Are in an Extremely Competitive Industry That Is Dominated by Several Companies Which Have Significantly Greater Financial, Technical, and Marketing Resources than We Have

     The telecommunications industry is highly competitive and characterized by constant innovation and domination by large, often monopolistic entities. Many of such companies have names that are more recognizable by consumers than ours, which may provide such competitors with significant competitive advantages. Entities with financial resources greater than ours may be able to offer greater incentives to property owners, and the amount of the payments demanded by property owners may increase, impairing our ability to operate on a profitable basis. Some of our competitors include private cable and phone companies, local exchange carriers, competitive local exchange carriers, franchise cable companies, franchise cable company joint ventures and of local exchange carrier affiliates. The regulatory environment in which we operate continues to undergo fundamental changes that may also lead to increased competition. The trend in the telecommunications industry has been the convergence of traditional telephone and data services with broadcast video services. As part of this trend, service providers are attempting to converge network components: cable television distribution equipment is being considered for telephone services and vice versa, and wireless distribution equipment is being considered for both broadcast video and telephone services. In broader terms, the telephone, cable, wireless and computer industries are evolving to provide fully integrated multimedia services to end-users. The opportunities offered by such convergence will present risks for us due to enhanced competition from competitors in various industries with much greater financial, technical, marketing and other resources. Should rates decrease, we may be forced to lower our prices or offer additional services or features to remain competitive. Wireless cable and telephone services may also allow competitors to bypass property owners altogether and market their services directly to residents of MDUs. To remain competitive with other providers, we may be required to adopt new technologies, which are likely to entail significant capital expenditures.

Our Failure to Manage Growth Properly could have a Material Adverse Effect upon Our Business, Financial Condition and Results of Operations

     The expansion of our operations will depend to some extent on matters outside of our control including our ability to enter into right of entry agreements with property owners on favorable terms, make attractive acquisitions, and obtain required governmental permits in a timely manner, at reasonable costs and on satisfactory terms and conditions. We may incur substantial additional indebtedness to continue to upgrade our existing systems and to acquire right of entry agreements from other entities that will enable us to grow and offer our customers enhanced products and services. Construction of new systems requires us to obtain qualified subcontractors and may subject us to the risk of cost overruns and delays. Delays also can be caused by weather, design changes, or material or equipment shortages, as well as the need to obtain governmental approvals. Failure to complete construction of new systems on a timely basis could impair our ability to compete effectively in a particular area. In addition, we rely on our reputation for providing superior customer service to attract customers. The failure to continue to provide this level of service may impair our growth strategy and may result in the loss of customers.

Our Management Information Systems May Not Be Able To Track Information About Our Customers

     Our management information systems ("MIS") and billing system are adequate for our present level of business. However, the merger with USOL will require us to handle a substantially larger number of customers. USOL uses a MIS and billing system that can accurately and quickly process large amounts of data. Each month, USOL processes over 500,000 individual phone calls and thousands of other individual account transactions. Each of these must be properly billed to the appropriate customer. On occasion, USOL's MIS and billing system has not properly tracked some types of billable calls, in part due to technology limitations and in part due to the fact that its current MIS and billing system is limited in the number of calls that it can accurately process at one time. Errors and delays in processing customer calls may undermine customer confidence and may result in customers switching their telephone service to another company. While to date these difficulties and limitations have not been material, management estimates that approximately $1,600,000 will be required over the next 18 months to upgrade our MIS and billing system to accurately handle the substantial additional transactions that will be generated if we meet our business goals. The actual cost of implementing such an upgrade may materially exceed management's estimates. USOL engaged a national management information system consulting firm to assist it in its efforts to enhance its MIS and billing system. Nonetheless, there can be no assurance that we will not encounter material unforeseen difficulties and delays in upgrading our MIS and billing system. Any such difficulties or delays could have a material adverse effect on our business, financial condition and results of operations. We do not believe that the cost of implementing year 2000 compliant software and systems will have a material effect on our financial condition and results of operations; however, there can be no assurance that we will not be impacted by year 2000 issues faced by major distributors, suppliers and financial service organizations with which we interact.

We Depend upon Contracts with MDU Owners -- We may not be Able to Acquire or Finance Additional Contracts; Additionally, Changing Regulations may Invalidate the Exclusivity of Those Contracts

     Our strategy relies in large part on our continuing ability to enter into long-term right of entry contracts on satisfactory terms with owners of demographically favorable MDUs. In addition, we depend upon third-party lenders to finance the build-out of properties covered by right of entry contracts. We may not be able to implement our growth plan as currently contemplated if the demographics or occupancy rates of the MDUs served by us change, if in the future we are unable to procure suitable right of entry contracts or finance the build-out of properties covered by right of entry contracts, or if the cost of acquiring right of entry contracts increases substantially as a result of increased competition or otherwise. Our ability to implement our growth plan could also be materially adversely affected if lenders are unwilling to accept right of entry contracts as collateral for debt financing.

     Our Business is Subject to Extensive and Changing Laws and Regulations -- Changes in Current or Future Regulations Could have a Material Adverse Effect on the Company

     Extensive and changing laws and rules regulate the telecommunications business, including those of the Federal Communications Commission ("FCC") and state and local regulatory bodies such as public utility commissions. Many of our operations are subject to licensing requirements of federal, state and local law. The United States Congress, the FCC, and state and local regulatory bodies in the past have adopted, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters, including rule-making by the FCC with respect to exclusive contractual rights to provide CATV service to a Property that could affect our operations. Changes in current or future regulations adopted by the United States Congress, the FCC, or state or local regulatory bodies or legislative initiatives could have a material adverse effect on the Company.

     Some states have adopted "mandatory access laws," which could prevent alternative video providers, such as private cable operators, and property owners from enforcing exclusivity provisions such as those included in many of our right of entry contracts. None of the states in which we currently operate or plan to operate in the foreseeable future have mandatory access laws. We cannot assure that mandatory access laws will not be adopted in states where we do business, or that we will not expand our operations into states that have mandatory access laws. In addition, the Federal Communications Commission is reviewing the rights of various video programming service providers to access private property, including MDUs, and is considering various restrictions on the duration of contracts that grant exclusive access rights.

Rapid and Significant Technological Changes may Cause Our Systems to Become Obsolete

     The cable and telecommunications industries are subject to rapid and significant technological changes and service innovations. The effect of these changes and innovations, including those relating to emerging hardwire and wireless transmission and switching technologies, cannot be predicted. However, if new methods for delivering the services we provide more cost effectively are devised, unless we are able to adopt such methods and modify our current systems, we may have difficulty competing profitably with companies that utilize such methods.

Our Success Will Depend on Our Ability to Attract And Retain Key Personnel; If We are Unable to Attract and Retain Key Personnel, We will be Unable to Succeed in Our Business Plan

     Our success will continue to be highly dependent upon the continued services of certain key individuals. Members of the management of USOL will replace Mr. Pease as President and CEO. The loss of the services of such individuals could adversely affect our business, financial condition and results of operations. We will also require the services of additional executive personnel in the future. We have salary continuation agreements with Messrs. Pease and Sperber and with Ramona Kelly. We will also enter into employment agreements with new management personnel in connection with the Merger. We cannot assure that we will be successful in attracting and retaining the personnel it requires to develop and operate its facilities or to expand its operations.

Oregon Law and Our By-Laws Protect Our Directors from Certain Types of
Lawsuits

     Oregon law provides that our directors will not be liable to us or our stockholders for monetary damages for all but certain types of conduct as directors. Our Bylaws require us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing stockholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances. We have also entered into indemnity agreements with each of our directors and officers.

We Expect to Continue to Incur Net Losses

     If we never become profitable, the value of our shares may fall. We have incurred net losses every year since we started business in 1996. Through June 30, 1999, we had recognized cumulative losses of over $3.5 million. As we expand our operations, we expect to incur negative cash flow. Our ability to cover the operating costs of each new system, including the networks utilized by USOL, will depend on our obtaining a sufficient number of subscribers at each property. Additionally, losses will continue until we are able to obtain a sufficient number of subscribers to cover our administrative and over-head expenses. Virtually all of our revenues for fiscal year ended December 31, 1998 and the six months ended June 30, 1999, were derived in the Portland, Oregon geographic areas. USOL's revenues are primarily derived from properties in Dallas, San Antonio, and Austin, Texas. A sustained economic downturn or significant increases in competition in those regions could effect revenues.

Failure to Raise Necessary Capital Could Restrict the Development of Our Networks, the Introduction of New Services, and the Acquisition of New Properties

     Setting up and running SMATV and telephony systems requires significant capital. Upon completion of the Merger, we will expand and upgrade networks to provide new and expanded services to additional MDUs. Technological change may make even more upgrades necessary if we are to compete in our market. Our financial resources, even with the capital injected into USOL, may not be enough for our capital needs. We may not be able to obtain financing. Not being able to acquire and update additional properties could harm our operations and competitive position.

We Will Incur Substantial Indebtedness in Our Merger with USOL

     USOL has obtained a commitment for a $35 million senior debt credit facility which we will assume. That facility contains covenants which, among other things, will restrict our ability to dispose of assets or merge, incur debt, pay distributions, or take certain other corporate actions. If we are not able to generate a sufficient amount of cash flow from our operations to operate our systems and to pay the interest on our obligations, our creditors could foreclose on our properties or otherwise deprive stockholders of their equity interests.

We Will have Broad Discretion to Allocate Any Proceeds We Receive from the Exercise of Warrants; We cannot Guarantee that the Monies Received will Improve Our Operations

     Any monies we may receive from the exercise of the warrants have been allocated generally to provide working capital for operations. As such, we will use funds as they are received for such purposes and in such proportions as we deem advisable. While we will apply the proceeds in a manner consistent with our fiduciary duty and in a manner consistent with our best interests, we cannot assure you that the monies received will result in any present or future improvement in our results of operations.

The Market Price of Our Securities Could Be Adversely Affected By Sales of Restricted Securities

     Actual sales or the prospect of future sales of shares of our common stock under SEC Rule 144 may have a depressive effect upon the price of, and market for, our common stock. As of June 30, 1999, 3,615,617 shares of our common stock were issued and outstanding. 1,4000,000 of those shares have been registered and are publicly tradable. The remaining shares have been subject to various lock-up provisions that have restricted their resale. All of the shares have been released from the lock-ups.

     We cannot predict what effect, if any, that sales of shares of common stock, or the availability of these shares for sale, will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely effect prevailing prices for our common stock and could impair our ability to raise capital in the future through the sale of equity securities.

We May Authorize the Issuance of Our Preferred Stock Without Shareholder
Approval

     Our articles of incorporation, as amended, authorize the issuance of up to 1,000,000 shares of preferred stock. We can fix and determine the relative rights and preferences of preferred shares and may issue these shares, without further stockholder approval. As a result, we could authorize the issuance of a series of preferred stock which would:

     1.   grant to holders preferred rights to our assets upon liquidation;

     2. grant to holders the right to receive dividend coupons before dividends would be declared to common stockholders; and

     3. grant to holders the right to the redemption of those shares, together with a premium, prior to the redemption of common stock. Common stockholders have no redemption rights.

     In addition, we could issue large blocks of voting stocks to fend against unwanted tender offers or hostile takeovers without further shareholder approval. We have agreed to issue shares of preferred stock in the USOL merger.

The Exercise of Outstanding Options and Warrants And/or Our Ability to Issue Additional Securities Without Shareholder Approval Could Have Substantial Dilutive and Other Adverse Effects on Existing Stockholders and Investors in this Offering

     We have the authority to issue additional shares of common stock and to issue options and warrants to purchase shares of our common stock without shareholder approval. We could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further shareholder approval. At June 30, 1999, we had outstanding options exercisable to purchase up to 556,668 shares of common stock at a weighted average exercise price of $1.45 per share, and outstanding options and warrants exercisable to purchase up to 1,412,917 shares of common stock at a weighted average exercise price of $4.69 per share. Holders of the options or warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to us than the exercise terms provided by such options or warrants. Exercise of these warrants and options could have a further dilutive effect on existing stockholders and you as an investor in this Offering.

     Our common stock and warrants have been thinly traded on the Nasdaq Small Cap Market under the symbols FLCI and FLCIW, respectively. While there currently exists a limited and sporadic public trading market for our securities, the prices are subject to high degrees of volatility and we cannot assure you that the market will improve in the future. Factors discussed in this prospectus may have a significant impact on the market prices of our common stock and warrants.

     The over-the-counter markets for securities such as the shares offered hereby historically have experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in our industry and investment markets generally, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our common stock. Although our common stock is currently included in Nasdaq Small Cap Market, there can be no assurance that they will remain eligible to be included in Nasdaq. In the event that our common stock were no longer eligible to be included in Nasdaq, trading in our common stock could be subject to rules adopted by the SEC regulating broker-dealer practices in connection with transactions in "penny stocks" which could materially, adversely affect the liquidity of our securities. The regulations define a penny stock as any equity security not listed on a regional or national exchange or Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions. The material, adverse effects of such designation could include, among other things, impaired liquidity with respect to our securities and burdensome transactional requirements associated with transactions in our securities, including, but not limited to, waiting periods, account and activity reviews, disclosure of additional personal financial information and substantial written documentation. These requirements could lead to a refusal of certain broker-dealers to trade or make a market in our securities.

                      WHERE YOU CAN FIND MORE INFORMATION

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Act of 1934. This prospectus is part of a registration statement we filed with the SEC.

     (a)  Annual Report on Form 10-KSB for the fiscal year ended December 31,
          1998.

     (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999.

     (c)  Current Report on Form 8-K for event occurring on July 21, 1999.

     You may request a copy of these filings at no charge by a written or oral request to Roger Pease, FirstLink Communications, Inc., 190 SW Harrison Street, Portland, Oregon 97201 (503) 306-4444. In addition, you can obtain this filing electronically at the SEC's worldwide web site at http://www.sec.gov/edgarhp/htm.

     You should rely only on the information provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the front of those documents.

                          FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are prospective. These statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from the information contained in the forward-looking statements. We cannot control many of those risks and uncertainties which include competitive pressures, changing economic conditions and other factors.

                           CAPITAL STOCK INFORMATION

     The following table sets forth our capitalization as of June 30, 1999. This section should be read in conjunction with the financial statements and notes to the financial statements that are incorporated by reference into this prospectus.

                                                    June 30, 1999
                                                    -------------
                                                     (Unaudited)

Long term debt, net of current portion              $    142,778
                                                    -------------
Stockholders' equity:
  Preferred stock, no par value, 1,000,000
   shares authorized; no shares outstanding         $          -
  Common stock, no par value, 20,000,000
   shares authorized; 3,615,617 shares issued
   and outstanding                                     8,515,209

Retained deficit                                      (3,564,255)
                                                    -------------
Total stockholders' equity                             4,950,954
                                                    -------------
Total capitalization                                $  5,093,732
                                                    =============

----------------

(1) Does not include (i) 556,668 shares of Common Stock which have been granted under our stock option plans, having exercise prices ranging from $1.13 to $2.31 per share, and of which 299,446 are subject to future vesting; and (ii) 1,412,917 shares of Common Stock reserved for issuance upon exercise of outstanding options and warrants having a weighted average exercise price of $4.69 per share.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the offer and sale of the warrants or the shares; however, the shares being offered are issuable upon the exercise of warrants. If all of those warrants were exercised, we would receive proceeds of $1,314,930. You will not pay any of the expenses that are expected to be incurred in connection with the registration of the shares, but you will pay all commissions, discounts and other compensation to any securities broker-dealers through whom you sell any of the shares.

     We will utilize the net proceeds, if any, realized from the exercise of the warrants for working capital and for general corporate purposes, at our discretion. Actual expenditures may vary substantially depending upon economic conditions and opportunities we are unable to identify at this time.

                         THE MARKET FOR OUR SECURITIES

     Our common stock and certain common stock purchase warrants trade on the Nasdaq Small Cap Market under the symbols "FLCI" and "FLCIW", respectively.

     The following table sets forth the high and low closing prices for each quarter since we completed our initial public offering on July 27, 1998.
There was no public market for our stock or warrants prior to that date. The quotations represent inter-dealer quotations without retail markups, markdowns or commissions, and may not represent actual transactions.

                                   Common Stock       Warrants
                                 ---------------   ---------------
Quarter Ended                     High      Low     High      Low
                                 ------   ------   ------   ------

September 30, 1998               $  4.50  $ 1.50   $ 0.56   $  .13
December 31, 1998                $  2.31  $ 1.13   $ 0.25   $  .06
March 31, 1999                   $  2.94  $ 1.19   $ 0.41   $  .06
June 30, 1999                    $  7.50  $ 1.69   $ 1.88   $  .19
September 30, 1999               $  6.63  $ 4.00   $ 1.47   $  .81
December 31, 1999 (through
 October 28, 1999)               $  4.63  $ 3.75   $ 1.19   $  .88


     There were approximately 550 holders of record of the our common stock as of June 30, 1999.

     We have not declared any dividends on our common or preferred stock, nor do we anticipate paying cash dividends on shares of common stock in the foreseeable future.

                             SELLING SHAREHOLDERS

     The selling shareholders have indicated that the warrants and shares they are offering through this prospectus may be sold from time to time by them or by their pledgees, donees, transferees or other successors in interest.

     Under the registration statement of which this prospectus is a part we have registered an additional number of shares of our common stock that we may be required to issue to the selling shareholders as a result of any stock split, stock dividend, or similar transaction involving our common stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act of 1933. In the following table, we have calculated percentage ownership by assuming that all shares of common stock which the selling shareholder has the right to acquire within 60 days from the date of this prospectus upon the exercise of options, warrants, or convertible securities are outstanding for the purpose of calculating the percentage of common stock owned by such selling shareholder.

     Except as noted in the tables below, within the past three years none of the selling shareholders have held any position or office with us; or entered into a material relationship with us.

     There is no assurance that the selling shareholders will sell the warrants or shares offered by this prospectus.

Common Stock

     The following table sets forth:

     *    The name of each of the selling shareholders;

     * The number of shares of our common stock owned by each of them as of June 30, 1999;

     * The number of shares offered by this prospectus that may be sold from time to time by each of them;

     * The number of shares of our common stock that will be beneficially owned by each of them if all of the shares offered by them are sold;

     * The percentage of the our total shares outstanding that will be owned by each of them at the completion of this offering, if the shareholder sells all of the warrants and shares included in this prospectus.



                                                          Percentage
                           Number               Number     of Common
                           Shares     Number   of Shares  Stock that
                        Beneficially    of   Beneficially   will be
Name of                     Owned     Shares     Owned   Beneficially
Selling                   Prior to    Offered    After    Owned after
Shareholder               Offering    Hereby   Offering    Offering
-----------              ----------- --------  ---------  ----------

Jack A. Alexander
 Trust (1)                 22,647      13,332     9,315           *
United Investment
 Bankers (1)               22,649      13,334     9,315           *
Frederick A. Arnstein,
 Jr. Trust                 38,667       6,666    32,001           *
Dudley L. Bailey           51,112       6,666    44,446        1.2%
Vicki D.E. Barone          14,299      14,299         0           *
Steven M. Bathgate (2)    360,660      81,332   279,328        7.7%
Kenneth S. Bernstein       74,223      13,332    60,891        1.7%
Birdie Capital
 Corporation               11,111       3,703     7,408           *
Lawrence S. Black          22,222       7,407    14,815           *
Joseph M. Blackwell (3)    27,370       8,703    18,667           *
Blackwell Donaldson
 & Co. (3)                 27,370       8,703    18,667
Al Blum & Co Inc.          20,000       6,666    13,334           *
Boutcher & Boutcher        39,000      39,000         0           *
Caribou Bridge Fund, LLC  162,165      14,444   147,721        4.1%
Gregory Cole                1,250       1,250         0           *
Richard F. Cooper, Jr.     20,000       6,666    13,334           *
James A. Cross             20,000       6,666    13,334           *
Susan M. Cross             20,000       6,666    13,334           *
David H. Drennen           13,999      13,999         0           *
Fred W. Duboc              25,556       3,333    22,223           *
DW Squared                 28,889       4,444    24,445           *
Frederick H. Fischer       25,333       6,666    18,667           *
James W. Fleming           20,000       6,666    13,334           *
Frank Capital LLC           6,666       6,666         0           *
Candy Geislinger            1,250       1,250         0           *
Generation Capital
 Associates               333,333      33,333         0        1.8%
Joshua Harless              1,250       1,250         0           *
Randy Heberle               1,250       1,250         0           *
Mark Holifer                2,082       2,082         0           *
Stanley A. Kaplan          20,000       6,666    13,334           *
Victor Kashner            107,877       4,444   103,433        2.9%
Kiawah Capital Partners    67,211       8,888    58,323        1.6%
Kendra Krebsbach            1,250       1,250         0           *
J. Scott Liolios            5,000       1,666     3,334           *
John P. Manry              29,322       4,444    24,878           *
Shawn McChesney             6,756       2,222     4,534           *
Thomas E. McChesney (4)   141,920      28,578   113,342        3.1%
Eugene C. McColley (5)    330,460      71,332   259,128        7.2%
James Edgar McDonald
 Trust (6)                172,611       7,777   158,168        4.3%
Virginia Stevens
 McDonald Trust(6)        172,611       6,666   158,168        4.3%
Robert M. Neider           28,901       4,444    24,457           *
Andrew F. Nicoletta        26,600       6,666    19,934           *
Edmund O'Donnell           38,667       6,666    32,001           *
Pro Futures Bridge
 Capital Fund, LP          53,333      53,333         0           *
Randy Sasaki & Rori
 Sasaki                     5,000       1,666     3,334           *
Gregg T. Shimanski
 and Barbara Shimanski     10,000       3,333     6,667           *
Alex Skorodov               1,250       1,250         0           *
Rhonda Stensrud             1,250       1,250         0           *
WEB Service Co.            75,000      12,500    62,500           *
Bruce Weaver                1,250       1,250         0           *

---------------
*    Less than 1%

(1)  Mr. Alexander is an affiliate of United Investment Bankers.

(2) Includes shares owned by the Bathgate Family Trust, Kiawah Capital Partners, and Caribou Bridge Fund, LLC. Mr. Bathgate disclaims beneficial ownership of the shares owned by Caribou Bridge Fund. Mr. Bathgate's firm, Bathgate McColley Capital Group, LLC., has acted as placement agent in a number of private transactions for us. He has also guaranteed certain of our leases.

(3)  Mr. Blackwell is an affiliate of Blackwell Donaldson.

(4) Includes shares owned by Elizabeth McChesney, Thomas E. McChesney's wife. Mr. McChesney is deemed to be the beneficial owner of his wife's shares. Mr. McChesney is one of our directors.

(5) Includes shares owned by Kiawah Capital Partners and Caribou Bridge Fund, LLC. Mr. McColley disclaims beneficial ownership of the shares owned by Caribou Bridge Fund. Mr. McColley's firm, Bathgate McColley Capital Group, LLC, has acted as placement agent in a number of private transactions for us. He has also guaranteed certain of our equipment leases.

(6) Mr. and Mrs. McDonald are husband and wife. Each is deemed to be the beneficial owner of the other's shares.

Warrants

     The following table sets forth:

     *    The name of each of the selling shareholders who may sell warrants;

     *    The number of warrants owned by each of them as of June 30, 1999;

     * The number of warrants offered by this prospectus that may be sold from time to time by each of them;

     At the completion of the offering, except as noted below, the selling shareholders will not own any warrants.

                                      Number of
                                      Warrants        Number of
                                    Beneficially      Warrants
                                     Owned Prior       Offered
Name of Selling Shareholder          to Offering       Hereby
---------------------------          -----------     ----------

Steven M. Bathgate (1)                   26,667         20,000
Kenneth S. Bernstein                     13,333         13,333
Birdie Capital Corporation                7,407          7,407
Lawrence S. Black                        14,815         14,815
Caribou Bridge Fund, LLC                  6,667          6,667
Fred W. Duboc                             6,667          6,667
DW Squared                                8,889          8,889
Generation Capital Associates            66,667         66,667
J. Scott Liolios                          3,333          3,333
Eugene C. McColley (1)                    6,667          6,667
James Edgar McDonald Trust (2)           20,000          6,667
Virginia Stevens McDonald Trust (2)      20,000         20,000
Randy Sasaki & Rori Sasaki                3,333          3,333
Gregg T. Shimanski and Barbara
 Shimanski                                6,667          6,667
Sterling Capital Corp. (3)               11,111         11,111
WEB Service Co. (4)                      50,000         25,000

---------------

*    Less than 1%

(1) Includes warrants owned by Caribou Bridge Fund, LLC. Messrs. Bathgate and McColley disclaim beneficial ownership of such warrants.

(2) Mr. and Mrs. McDonald are husband and wife. Each is deemed to be the beneficial owner of the other's warrants.

(3)  Shares underlying warrants previously sold by Sterling Capital.

(4) WEB owns 25,000 publicly traded warrants that are not part of this registration statement.

                             PLAN OF DISTRIBUTION

     The selling shareholders may sell the shares through the Nasdaq Small Cap Market or other over-the-counter markets or otherwise at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. These shares may be sold by one or more of the following:

     * A block trade in which the broker or dealer so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

     * Purchases by a broker or dealer as principal and resale by a broker or dealer for its account in accordance with this prospectus.

     * Ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     * In privately negotiated transactions not involving a broker or dealer.

     In effecting sales, brokers or dealers engaged to sell the shares may arrange for other brokers or dealers to participate. Brokers or dealers engaged to sell the shares will receive compensation in the form of commissions or discounts in amounts to be negotiated immediately prior to each sale. Those brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with these sales. We anticipate that the brokers or dealers, if any, participating in the sales of the shares will receive the usual and customary selling commissions.

     To comply with the securities laws of some states, if applicable, the shares will be sold in those states only through brokers or dealers. In addition, in some states, the shares may not be sold in those states unless they have been registered or qualified for sale in those states or an exemption from registration or qualification is available and is complied with.

              LIMITATION ON DIRECTORS' LIABILITY; INDEMNIFICATION

     Our articles of incorporation limit the liability of a directors for monetary damages for his conduct as a director, except for:

     *    Any breach of his duty of loyalty to FirstLink or its shareholders,

     * Acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law,

     * Dividends or other distributions of corporate assets from which the director derives an improper personal benefit.

     *    Liability under federal securities law

     The effect of this provisions is to eliminate our right and the right of our shareholders (through shareholder's derivative suits on our behalf) to recover monetary damages against a director for breach of his fiduciary duty of care as a director, except for the acts described above. This provisions does not limit or eliminate our right or the right of a shareholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. Our by-laws provide that if Oregon law is amended, in the case of alleged occurrences of actions or omissions preceding any such amendment, the amended indemnification provisions shall apply only to the extent that the amendment permits us to provide broader indemnification rights than the law permitted prior to such amendment.

     Our articles of incorporation and by-laws also provide that we shall indemnify, to the full extent permitted by Oregon law, any of our directors, officers, employees or agents who are made, or threatened to be made, a party to a proceeding by reason of the fact that he or she is or was one of our directors, officers, employees or agents. The indemnification is against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons in accordance with these provisions, or otherwise, we have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                           DESCRIPTION OF SECURITIES

     We are authorized to issue up to 20,000,000 shares of common stock and 1,000,000 shares of preferred stock. The shares of common stock covered by this prospectus, when they are received upon exercise of warrants or options, will be fully paid and nonassessable.

Common Stock

     Each holder of our common stock is entitled to one vote for each share held of record. Voting rights in the election of directors are not cumulative, and, therefore, the holders of more than 50% of our common stock could, if they chose to do so, elect all of the directors.

     The shares of common stock are not entitled to preemptive rights and are not subject to redemption or assessment. Subject to the preferences which may be granted to holders of preferred stock, each share of common stock is entitled to share ratably in distributions to shareholders and to receive ratably such dividends as we may declare. Upon our liquidation, dissolution or winding up, subject to prior liquidation or other preference rights of holders of preferred stock, if any, the holders of common stock are entitled to receive pro rata those assets which are legally available for distribution to shareholders. The issued and outstanding shares of common stock are validly issued, fully paid and nonassessable.

Preferred Shares

     Our articles of incorporation authorize issuance of a maximum of 1,000,000 preferred shares. No shares preferred stock have been issued. The articles of incorporation give the board of directors the authority to divide the class of preferred shares into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by the laws of the State of Oregon and those articles of incorporation in respect of, among other things, the number of preferred shares to constitute such series, and the distinctive designations thereof, the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue; whether preferred shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption; the liquidation preferences payable on preferred shares in the event of involuntary or voluntary liquidation; sinking fund or other provisions, if any, for redemption or purchase of preferred shares; the terms and conditions by which preferred shares may be converted, if the preferred shares of any series are issued with the privilege of conversion; and voting rights, if any. No series has been designated by the board of directors. However, preferred stock will be issued in the merger with USOL. See "Our Business - The USOL Merger."

     In the event of a proposed merger, tender offer, proxy contest or other attempt to gain control of us, which we have not approved, we could authorize the issuance of one or more series of preferred stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of us. Such issuance would be subject to any limitations imposed by applicable law, our Articles of Incorporation, the terms and conditions of any outstanding class or series of preferred shares and the applicable rules of any securities exchanges upon which our securities are at any time listed or of other markets on which our securities are at any time listed. The issuance of preferred stock may have an adverse effect on the rights (including voting rights) of holders of common stock.

Warrants

     The following summarizes the terms of our outstanding warrants:

                   NUMBER       SHARES     EXERCISE      EXPIRATION
WARRANT            ISSUED     UNDERLYING     PRICE          DATE
-------          ----------   ----------- ----------     ----------

Public Warrants   1,400,000      700,000       $5.50    July 27, 2001
1998 Private
 Warrants           213,889      106,938       $5.50    July 27, 2001
1997 Private
 Warrants           290,001      193,320       $2.25   April 30, 2000
1997-1 Placement
 Agent Warrants     130,500       86,997      $1.125   April 30, 2002
1997-2 Placement
 Agent Warrants      84,000       55,997        $.75  November 30, 2002
1997-3 Placement
 Agent Warrants      21,000       13,999       $3.00  November 30, 2002
Consultant Warrants  10,000        6,666      $1.125  December 1, 2000
Underwriters' Share
 Warrants           140,000      140,000       $7.70    July 27, 2003
Underwriters' Warrant
 Warrants           140,000       70,000       $5.50    July 27, 2001


     The Public Warrants, the 1998 Warrants, and the Underwriters' Warrant Warrants have identical terms. Two of those warrants entitle the holder to purchase one share of Common Stock at a price of $5.50 during the period ending on July 27, 2001. They are redeemable upon forty-five days prior written notice at a redemption price of $.05 per Warrant if (a) the closing high bid price of the Common Stock has exceeded $8.25 for at least 20 of the 30 trading days immediately preceding the date of mailing of the notice of redemption, and (b) we have a current registration statement in effect for the underlying shares.

     The 1997 Warrants entitle the holder to purchase one share of Common Stock at a price of $2.25 during the period ending on May 5, 2000. They are redeemable upon forty-five days prior written notice at a redemption price of $.01 per Warrant if (a) the closing high bid price of the Common Stock has exceeded $3.375 for at least 20 of the 30 trading days immediately preceding the date of mailing of the notice of redemption, and (b) we have a current registration statement in effect for the underlying shares.

     The Placement Agent Warrants (1997-1 through 1999-3), the Consultant Warrants, and the Underwriters' Share Warrants contain the same basic terms, except for the exercise price and the expiration dates.

     The exercise price, number and kind of common shares to be received upon exercise of our outstanding warrants are subject to adjustment on the occurrence of certain events, such as stock splits, stock dividends or recapitalization. In the event of our liquidation, dissolution or winding up, the holders of the warrants will not be entitled to participate in the distribution of our assets. Additionally, holders of the warrants have no voting, preemptive, liquidation or other rights of shareholders, and no dividends will be declared on the warrants or the shares underlying the warrants.

     The exercise prices of the warrants were determined at the time the warrants were issued and bear no relationship to the market price of our common stock, prevailing market conditions, our operating results in recent periods, our book value, or other recognized criteria of value.

State Legislation

     We are subject to the Oregon Control Share Act (the "Control Share Act"). As it pertains to us, the Control Share Act generally provides that a person (the "Acquirer") who acquires our voting stock in a transaction which results in the Acquirer holding more than each of 20%, 33 1/3% or 50% of the our total voting power (a "Control Share Acquisition") cannot vote the shares it acquires in the Control Share Acquisition ("Control Shares") unless voting rights are accorded to the Control Shares by (i) a majority of each voting group entitled to vote and (ii) the holders of a majority of the outstanding voting shares, excluding the Control Shares held by the Acquirer and shares held by the corporation's officers and inside directors. The term "Acquirer" is broadly defined to include persons acting as a group.

     The Acquirer may, but is not required to, submit to the corporation an "Acquiring Person Statement" setting forth certain information about the Acquirer and its plans with respect to the corporation. The Acquiring Person Statement may also request that the corporation call a special meeting of stockholders to determine whether the voting rights will be restored to the Control Shares. If the Acquirer does not request a special meeting of stockholders, the issue of voting rights of Control Shares will be considered at the next annual or special meeting of stockholders. If the Acquirer's Control Shares are accorded voting rights and represent a majority or more of all voting power, Stockholders who do not vote in favor of the restoration of such voting rights will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the Acquirer for the Control Shares.

     This provision will not apply to the USOL acquisition, since no new shares will be issued until our shareholders have approved the transaction.

Transfer and Warrant Agent

     American Securities Transfer & Trust, Incorporated, 1825 Lawrence Street, Denver, Colorado 80202 is our transfer agent and registrar for our common stock and the warrant agent for the Public Warrants.

Registration Rights

     When we sold certain convertible promissory notes , shares of common stock, and warrants, we agreed with the purchasers of those securities to register the shares and warrants they purchased under the Securities Act of 1933, unless they could be sold under SEC Rule 144. We are is registering the shares of common stock underlying those warrants in the registration statement of which this prospectus is a part. The shares they purchased can be sold under Rule 144.

Shares Eligible for Future Sale

     Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices.

     We have 3,615,617 shares of common stock outstanding. Of these shares, 1,400,000 shares are freely tradable without restriction under the Securities Act. The remaining 2,215,617 shares and all of the shares of common stock issuable upon exercise of outstanding options and warrants are "restricted securities" as defined in Rule 144 and may be sold under Rule 144.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of the issuer's common stock or the average weekly trading volume during the four calendar weeks preceding such sale, provided that certain public information about the issuer as required by Rule 144 is then available and the seller complies with certain other requirements. In general, shares issued in compliance with Rule 701 promulgated under the 1933 Act may be sold by non-affiliates subject to the manner of sale requirements of Rule 144, but without compliance with the other requirements of Rule 144. Affiliates may sell such shares in compliance with Rule 144, other than the holding period requirement. A person who is not an affiliate, has not been an affiliate within three months prior to sale, and has beneficially owned the restricted securities for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

                                 LEGAL MATTERS

     Our legal counsel, Neuman & Drennen, LLC, 5445 DTC Parkway, PH-4, Englewood, Colorado will issue an opinion regarding the legality of the shares. David H. Drennen, a member of the firm, owns warrants to purchase 13,999 shares of our common stock. Those shares are included in this prospectus.

                                    EXPERTS

     The financial statements and related financial statement schedule of FirstLink Communications, Inc. as of December 31, 1998 and 1997, and for each of the years in the two-year period ended December 31, 1998, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

You should rely only on the information
incorporated by reference or provided
in this prospectus.  We have not           FIRSTLINK COMMUNICATIONS, INC.
authorized anyone to provide you with
different information.  We are not
making an offer of these securities in                 502,917
any state where the offer would not be         Shares of Common Stock
permitted.  You should not assume that
the information contained in this                      213,889
prospectus is accurate as of any date               Common Stock
other than the date on the front of this          Purchase Warrants
document or the date of documents
incorporated by reference.


          TABLE OF CONTENTS

                                 Page

Prospectus Summary                  2
Risk Factors                        4
Where You Can Find More
 Information                        8
Forward-Looking Statements          8
Capital Stock Information           9      -------------------------------
Use of Proceeds                    10
The Market for Our Securities      10                Prospectus
Selling Shareholders               11
Plan of Distribution               15      -------------------------------
Limitation on Directors'
 Liability; Indemnification        16
Description of Securities          17
Legal Matters                      20
Experts                            20             October ___, 1999

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.Other Expenses of Issuance and Distribution.

     The estimated expenses of the offering, all of which are to be borne by us, are as follows:



            SEC Filing Fee                     $    1,641
            Printing Expenses*                        600
            Accounting Fees and Expenses*           2,000
            Legal Fees and Expenses*                6,000
            Blue Sky Fees and Expenses*             1,000
            Registrar and Transfer Agent Fee*       1,000
            Miscellaneous*                            759
                                                ---------
            Total*                             $   13,000

---------------

* Estimated

Item 15.  Indemnification of Director and Officers.

     The only statute, charter provision, by-law, contract, or other arrangement under which any controlling person, director or officers of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

     Our articles of incorporation permit and its By-laws require us to indemnify officers and directors to the fullest extent permitted by the Oregon Business Corporation Law (OBCA). We have also entered into agreements to indemnify our directors and executive officers to provide the maximum indemnification permitted by Oregon law. These agreements, among other provisions, provide indemnification for certain expenses (including attorney fees), judgments, fines and settlement amounts incurred in any action or proceeding, including any action by or in our right.

     Article VI of the our by-laws permits us to indemnify our directors, officers, employees and agent to the maximum extent permitted by the OBCA.
Section 317 of the OBCA provides that a corporation has the power to indemnify and hold harmless a director, officer, employer, or agent of the corporation who is or is made a party or is threatened to be made a party to any threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss actually and reasonably incurred by such person in connection with such a proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. If it is determined that the conduct of such person meets these standards, such person may be indemnified for expenses incurred and amounts paid in such proceeding if actually and reasonably in connection therewith.

     If such a proceeding is brought by or on behalf of the corporation (i.e., a derivative suit), such person may be indemnified against expenses actually and reasonably incurred if such person acted in good faith and in a manner reasonably believed to be in the best interest of the corporation and its shareholders. There can be no indemnification with respect to any matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite such adjudication but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

     Where any such person is successful in any such proceeding, such person is entitled to be indemnified against expenses actually and reasonably incurred by him or her. In all other cases (unless order by a court), indemnification is made by the corporation upon determination by it that indemnification of such person is proper in the circumstances because such person has met the applicable standard or conduct.

     A corporation may advance expenses incurred in defending any such proceeding upon receipt of an undertaking to repay any amount so advanced if it is ultimately determined that the person is not eligible for indemnification.

     The indemnification rights provided in Section 317 of the OBCA are not exclusive of additional rights to indemnification for breach of duty to the corporation and its shareholders to the extent additional rights are authorized in the corporation's articles of incorporation and are not exclusive of any other rights to indemnification under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, with as to action in his or her office and as to action in another capacity which holding such office.

Item 16.  Exhibits.

     a. The following Exhibits are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B:


Exhibit No. Title
----------  -----

2.1         Agreement and Plan of Merger and Reorganization (1)
4.2.1       Form of Warrant Agreement (with Form of Warrant Certificate) (2)
5.1         Opinion of Neuman Drennen & Stone, LLC
23.1        Consent of Neuman Drennen & Stone, LLC (included in Exhibit 5.1)
23.2        Consent of KPMG LLP
24          Power of Attorney (included on page II-4)

------------------

(1) Incorporated by reference from the Registrant's Current Report on Form 8-K for event occurring on July 21, 1999.

(2) Incorporated by reference from the Registrants Amendment No.4 to Registration Statement on Form SB-2, File No. 333-49291

Item 17.  Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form SB-2 Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Portland, State of Oregon on the 1st day of November 1999.

                                   FIRSTLINK COMMUNICATIONS, INC.,
                                   an Oregon Corporation


                                   By:  /s/ A. Roger Pease
                                        ------------------------------
                                        A. Roger Pease, President


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints A. Roger Pease and Jeffrey S. Sperber, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement on Form SB-2 has been signed by the following persons in the capacities with FirstLink Communications, Inc. and on the dates indicated.

Signature                               Title                    Date
---------                               -----                    ----

/s/ A. Roger Pease           President, Chief Executive         11/1/99
-----------------------------   Officer and Director
A. Roger Pease

/s/ Jeffrey S. Sperber         Chief Financial Officer          11/1/99
-----------------------------       and Secretary
Jeffrey S. Sperber

/s/ Thomas E. McChesney               Director                  11/1/99
------------------------------
Thomas E. McChesney

/s/ Robert F. Olsen                   Director                  11/1/99
------------------------------
Robert F. Olsen

/s/ James F. Twaddell                 Director                  11/1/99
------------------------------
James F. Twaddell